JA ENERGY

A Nevada Corporation

7495 West Azure Drive, Suite 110, Las Vegas, Nevada 89130, Telephone: (702) 515-4036

April 6, 2012

VIA EDGAR TRANSMISSION AND E- MAIL

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, DC 20549

Attention: Ms. Jessica Dickerson, Staff Attorney

Re: JA Energy

File No.: 333-179516

Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, JA Energy, a Nevada corporation (the "Company"), hereby requests that the U. S. Securities and Exchange Commission ("SEC") take appropriate action to cause the above-referenced Registration Statement (File No.: 333-179516) to become effective at 4:00 PM Eastern Standard Time on Wednesday, April 11, 2012, or as soon thereafter as practicable.

Further, the Company acknowledges that:

•         should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any additional information with respect to this filing, please contact our corporate counsel, Thomas C. Cook, Esq. at (702) 221-1925 or by facsimile at (702) 221-1963. Thank you for your assistance and cooperation.

Respectfully submitted,

JA ENERGY
By:	/s/ James Lusk
James Lusk President

cc: Thomas C. Cook, Esq.